Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 40-F of Quipt Home Medical Corp. (the “Company”) for the period ended September 30, 2022 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Hardik Mehta, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Hardik Mehta
Dated: December 23, 2022	Hardik Mehta
Chief Financial Officer
(Principal Accounting and Financial Officer)